EXHIBIT 21.1

Subsidiaries of the Registrant

Corporation	Jurisdiction of Incorporation
Kronos Computerized Time Systems, Inc.	Canada
Kronos Systems Limited	United Kingdom
Kronos International Sales Corp.	U.S. Virgin Islands
Kronos Securities Corporation	Massachusetts
Kronos Technology Systems, LP	Massachusetts
Kronos Research Systems, LP	Texas
Kronos de Mexico, S.A. de C.V	Mexico
Kronos Australia Pty. Ltd.	Australia
Kronos Brasil Ltda	Brazil
Kronos Acquisition Inc.	Canada